October 12, 2010

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:         Healthy Fast Food, Inc.
Amendment No. 7 to
Registration Statement on Form S-1
Filed on September 28, 2010
File No. 333-164096

Dear Ms. Ravitz:

On behalf of Healthy Fast Food, Inc. (the “Company” or “HFFI”), Amendment No. 8 to the registration statement on Form S-1 is being filed.

This letter responds to the telephonic comments of the Staff issued on October 7, 2010.  The Staff’s comments are set forth below, together with the Company’s responses.

Outside Front Cover Page of the Prospectus

1.	Please revise the second paragraph to reflect the most recent price for the common stock.

Response:  Complied.  See the second paragraph of the cover page of the prospectus.

Prospectus Summary, page 6

2.	Please complete the blanks for the proposed OTCBB and Pink Sheet symbols on page 6.

Response:   The Company has been informed that FINRA will not assign the symbols under the registration statement has been declared effective.  The final prospectus filed pursuant to Rule 424(b) will contain the symbols for the Class C warrants and units.

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
October 12, 2010

Please note that the Company is filing a request for acceleration of the effective date under separate cover.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Cc:	Healthy Fast Food, Inc.
L.L. Bradford & Company, LLC
Holland & Knight LLP